Exhibit 99.1
ASML Media Relations Contacts
Lucas van Grinsven – Corporate Communications - +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations - +1 480 383 4005
Franki D’Hoore – Investor Relations - +31 40 268 6494
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, March 27, 2009 - ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on March 26, 2009.
The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year ended December 31, 2008.
In addition, the General Meeting of Shareholders approved the following items:
•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2008.

•	Proposal to adopt a 2008 dividend of EUR 0.20 per ordinary share of EUR 0.09.

•	The maximum number of performance stock, as well as sign-on shares, for the Board of Management.

•	The maximum number of performance stock options, including sign-on stock options, for the Board of Management and the number of stock options, respectively shares, for employees.

•	Re-appointment of Ms. H.J.C, van den Burg, Messrs. O. Bilous and J. Westerburgen, and appointment of Ms. P. van der Meer Mohr and Mr. W. Ziebart as members of the Supervisory Board, effective March 26, 2009.

•	Proposal to authorize the Board of Management for a period of 18 months from March 26, 2009: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to extend the existing authority of the Board of Management to acquire through September 26, 2010 a maximum of 30% of ASML’s outstanding share capital subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of March 26, 2009.
The following subjects were also discussed at the General Meeting of Shareholders:
•	The Company’s business and financial situation.

•	ASML’s reserves and dividend policy.

•	The intended appointment of Mr. F. J. van Hout.
The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 15 countries.

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